FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for February 2019

On a YoY basis, passenger traffic increased 2.5% in Mexico, 26.3% in Puerto Rico and 12.5% in Colombia

Mexico City, March 5, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for February 2019 increased 7.7% when compared to February 2018. Passenger traffic rose 2.5% in Mexico, 26.3% in Puerto Rico and 12.5% in Colombia.

This announcement reflects comparisons between February 1 through February 28, 2019 and 2018, as well as year-to-date figures for 2019 and 2018. Transit and general aviation passengers are excluded for Mexico and Colombia.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which struck the island on September 21, 2017.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,590,203	2,654,409	2.5	5,434,621	5,535,686	1.9
Domestic Traffic	1,035,507	1,083,453	4.6	2,220,337	2,337,522	5.3
International Traffic	1,554,696	1,570,956	1.0	3,214,284	3,198,164	(0.5)
San Juan, Puerto Rico	540,272	682,520	26.3	1,152,910	1,479,398	28.3
Domestic Traffic	490,441	614,209	25.2	1,044,991	1,332,491	27.5
International Traffic	49,831	68,311	37.1	107,919	146,907	36.1
Colombia	730,251	821,870	12.5	1,593,209	1,832,403	15.0
Domestic Traffic	624,494	704,586	12.8	1,344,713	1,558,642	15.9
International Traffic	105,757	117,284	10.9	248,496	273,761	10.2
Total Traffic	3,860,726	4,158,799	7.7	8,180,740	8,847,487	8.2
Domestic Traffic	2,150,442	2,402,248	11.7	4,610,041	5,228,655	13.4
International Traffic	1,710,284	1,756,551	2.7	3,570,699	3,618,832	1.3

ASUR Page 1 of 3

Mexico Passenger Traffic
		February		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,035,507	1,083,453	4.6	2,220,337	2,337,522	5.3
CUN	Cancun	536,561	562,037	4.7	1,165,952	1,236,797	6.1
CZM	Cozumel	10,012	11,310	13.0	22,316	24,850	11.4
HUX	Huatulco	47,681	50,834	6.6	105,926	110,651	4.5
MID	Merida	158,513	174,177	9.9	328,755	366,545	11.5
MTT	Minatitlan	13,766	10,752	(21.9)	28,946	22,178	(23.4)
OAX	Oaxaca	64,406	65,483	1.7	137,548	137,279	(0.2)
TAP	Tapachula	20,945	25,842	23.4	45,345	56,238	24.0
VER	Veracruz	97,866	97,008	(0.9)	203,632	201,999	(0.8)
VSA	Villahermosa	85,757	86,010	0.3	181,917	180,985	(0.5)
International Traffic		1,554,696	1,570,956	1.0	3,214,284	3,198,164	(0.5)
CUN	Cancun	1,445,502	1,463,274	1.2	2,988,923	2,976,380	(0.4)
CZM	Cozumel	43,891	44,936	2.4	83,829	86,572	3.3
HUX	Huatulco	28,882	27,446	(5.0)	60,119	55,450	(7.8)
MID	Merida	19,555	17,789	(9.0)	41,295	38,458	(6.9)
MTT	Minatitlan	369	394	6.8	1,095	1,249	14.1
OAX	Oaxaca	8,175	10,257	25.5	19,250	23,774	23.5
TAP	Tapachula	1,044	776	(25.7)	3,158	2,406	(23.8)
VER	Veracruz	4,665	4,670	0.1	10,576	10,725	1.4
VSA	Villahermosa	2,613	1,414	(45.9)	6,039	3,150	(47.8)
Traffic Total Mexico		2,590,203	2,654,409	2.5	5,434,621	5,535,686	1.9
CUN	Cancun	1,982,063	2,025,311	2.2	4,154,875	4,213,177	1.4
CZM	Cozumel	53,903	56,246	4.3	106,145	111,422	5.0
HUX	Huatulco	76,563	78,280	2.2	166,045	166,101	0.0
MID	Merida	178,068	191,966	7.8	370,050	405,003	9.4
MTT	Minatitlan	14,135	11,146	(21.1)	30,041	23,427	(22.0)
OAX	Oaxaca	72,581	75,740	4.4	156,798	161,053	2.7
TAP	Tapachula	21,989	26,618	21.1	48,503	58,644	20.9
VER	Veracruz	102,531	101,678	(0.8)	214,208	212,724	(0.7)
VSA	Villahermosa	88,370	87,424	(1.1)	187,956	184,135	(2.0)

US Passenger Traffic, San Juan Airport (LMM)
		February		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		540,272	682,520	26.3	1,152,910	1,479,398	28.3
Domestic Traffic		490,441	614,209	25.2	1,044,991	1,332,491	27.5
International Traffic		49,831	68,311	37.1	107,919	146,907	36.1

Colombia Passenger Traffic, Airplan
		February		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		624,494	704,586	12.8	1,344,713	1,558,642	15.9
MDE	Rionegro	431,856	504,587	16.8	932,302	1,123,960	20.6
EOH	Medellin	81,015	81,009	(0.0)	168,562	170,067	0.9
MTR	Monteria	64,331	70,352	9.4	142,296	159,801	12.3
APO	Carepa	15,425	15,571	0.9	29,521	30,920	4.7
UIB	Quibdo	25,829	26,301	1.8	57,715	57,447	(0.5)
CZU	Corozal	6,038	6,766	12.1	14,317	16,447	14.9
International Traffic		105,757	117,284	10.9	248,496	273,761	10.2
MDE	Rionegro	105,757	117,284	10.9	248,496	273,761	10.2
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		730,251	821,870	12.5	1,593,209	1,832,403	15.0
MDE	Rionegro	537,613	621,871	15.7	1,180,798	1,397,721	18.4
EOH	Medellin	81,015	81,009	(0.0)	168,562	170,067	0.9
MTR	Monteria	64,331	70,352	9.4	142,296	159,801	12.3
APO	Carepa	15,425	15,571	0.9	29,521	30,920	4.7
UIB	Quibdo	25,829	26,301	1.8	57,715	57,447	(0.5)
CZU	Corozal	6,038	6,766	12.1	14,317	16,447	14.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 5, 2019